September 5, 2023
Office of Trade and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: John Stickel, Amanda Ravitz

Re:	Bloomin’ Brands, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 6, 2023
File No. 001-35625

Ladies and Gentlemen:

The purpose of this letter is to provide the response of Bloomin’ Brands, Inc. (the “Company”) to the comments set forth in the letter, dated August 24, 2023 from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comments have been reproduced in their entirety followed by our response.

Definitive Proxy Statement on Schedule 14A filed March 6, 2023

Pay vs. Performance, page 60

1.    Disclosure required by Regulation S-K Item 402(v) may not be incorporated by reference from other filings. In this regard, it appears that the footnote (5) reference to your Q4 2022 earnings release may be meant to satisfy the requirement of Regulation S-K Item 402(v)(2)(vi) that you disclose how the Company-Selected Measure is calculated from your audited financial statements. Please ensure that you provide the required Regulation S-K Item 402(v)(2)(vi) disclosure in the proxy statement. We note, in addition, that the referenced Q4 2022 earnings release does not appear to include a reconciliation to your Company-Selected Measure, Adjusted EPS, but only Adjusted Diluted EPS. Please ensure that the disclosure you provide pursuant to Regulation S-K Item 402(v)(2)(vi) relates to the Company-Selected Measure identified in your pay versus performance table.

Response:

The Company confirms that it will provide the required Regulation S-K Item 402(v)(2)(vi) disclosure of how the Company-Selected Measure identified in the pay versus performance table is calculated from its audited financial statements in its future proxy statements on Schedule 14A.

2.    It appears that you have not provided a comparison of your cumulative total shareholder return and the cumulative total shareholder return of your peer group as the relationship disclosures required by Regulation S-K Item 402(v)(5)(iv). Please ensure that you provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of the relationship indicated in S-K Item 402(v)(5)(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response:

The Company confirms that it will provide a description of the relationship comparing its cumulative total shareholder return and the cumulative total shareholder return of its peer group as required by Regulation S-K Item 402(v)(5)(iv) in its future proxy statements on Schedule 14A.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (813) 282-1225 or by email at chrismeyer@bloominbrands.com.

Very truly yours,

/s/ Christopher Meyer
Christopher Meyer
Executive Vice President and Chief Financial Officer